Exhibit 99.2

Optimi Health Corp. Security Class: Common Shares FORM OF PROXY Annual General & Special Meeting of the Shareholders of Optimi Health Corp. (the "Company") to be held on Thursday, August 13, 2026 (the "Meeting") This Form of Proxy is solicited by and on behalf of the management of the Company Notes to proxy Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by the management to the holder. If you appoint the Management Nominees, as defined herein, to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, at their discretion. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the notice of meeting or other matters that may properly come before the Meeting or any adjournment or postponement thereof. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 8:00 a.m., Pacific Time, on Tuesday, August 11, 2026 or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. VOTING METHODS MAIL or HAND DELIVERY Endeavor Trust Corporation 702 – 777 Hornby Street Vancouver, BC V6Z 1S4 FACSIMILE – 24 Hours a Day 604-559-8908 EMAIL proxy@endeavortrust.com ONLINE As listed on Form of Proxy or Voting Instruction Form If you vote by FAX, EMAIL or On-Line, DO NOT mail back this proxy. Voting by mail, fax or by email are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. [name] [address] [city] [prov] [postal code] [country]

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Appointment of Proxyholder

I/We, being holder(s) of certain common shares in the capital of Optimi Health Corp. hereby appoint: JJ Wilson, Chair of the board of directors or, failing this person, Dane Stevens, Chief Executive Officer (the "Management Nominees").	**OR**	**Print the name of the person you are appointing if this person is someone other than the Management Nominee listed herein.**	

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual general and special meeting of shareholders of Optimi Health Corp. to be held via hybrid, in-person at Norton Rose Fulbright Canada LLP, 510 W Georgia St #1800, Vancouver, BC, V6B 0M3 and virtually via Zoom https://us02web.zoom.us/j/86397225043?pwd=z39PTLfn2evMTg4Q1YxkYdSvmxXAr8.1, Meeting ID: 863 9722 5043, Passcode: 951772, on Thursday, August 13, 2026 at 8:00 AM (Pacific), and at any adjournment or postponement thereof.

MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. **Number of Directors**	For	Against
To fix the number of directors of the Company at six (6).	☐	☐
2. **Election of Directors**	For	Withhold
i. Bryan Safarik	☐	☐
ii. Jacob Safarik	☐	☐
iii. Dane Stevens	☐	☐
iv. John James Wilson	☐	☐
v. Jason Mosberian	☐	☐
3. **Appointment of Auditor**	For	Withhold
To appoint Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration.	☐	☐
4. **Equity Incentive Plan**	For	Against
To consider and, if deemed advisable, approve an ordinary resolution in the form set forth in the management information circular of the Company dated July 6, 2026 (the "**Circular**") approving the amended and restated equity incentive plan of the Company.	☐	☐
5. **Article Amendment**	For	Against
To consider and, if deemed advisable, approve a special resolution in the form set forth in the Circular authorizing the directors of the Company, in their sole discretion to amend its notice of articles and articles to create a class of preferred shares, issuable in series having terms and conditions determined by the board of directors of the Company, as more particularly described in the Circular.	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting.

If no voting instructions are indicated above, this proxy will be voted as recommended by management.

Signature(s)

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Print Name(s) & Signing Capacity(ies), if applicable

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Date (MM-DD-YY)
THIS PROXY MUST BE DATED

Financial Statements Request
In accordance with securities regulations, shareholders may elect annually to receive financial statements, or a notice advising how to access financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Reports – Mark the box to the right if you would like to RECEIVE interim financial statements and accompanying management's discussion & analysis by mail. ☐

Annual Financial Report – Mark the box to the right if you would like to RECEIVE annual financial statements and accompanying management's discussion and analysis by mail. ☐

To request the receipt of future documents via email, you may contact Endeavor Trust Corporation at proxy@endeavortrust.com.